UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 5546
								November 16, 2006

Via Facsimile (713) 513-3499 and US Mail

Sheldon R. Erikson
President and Chief Executive Officer
Cameron International Corporation
1333 West Loop South
Suite 1700
Houston, Texas

	Re:	Cameron International Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2005
      Filed March 6, 2006
      Response letter dated October 19, 2006
 		File No. 1-13884

Dear Mr. Erikson:

      We have reviewed your response dated October 19, 2006 and have the following comments. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that certain non-U.S. subsidiaries engaged in the sale of oil and gas industry equipment for delivery into Sudan. You also state that the company`s policy for Sudan is that neither it nor any of its subsidiaries (including non-U.S. subsidiaries) are permitted to pursue or accept new business in Sudan or with any Sudanese entity. Please describe the transactions that resulted in sales for delivery into Sudan, including the dates and description of any ongoing operations to the extent you are winding down previous transactions or selling pursuant to previous commitments. Please also tell us when you adopted your current policy regarding Sudan, and, if that policy was in effect during the Sudanese sales, explain whether and why sales were conducted contrary to the policy.

2. Please expand your description of sales and contacts in connection with Iran, Syria and Sudan to explain, to the best of your knowledge and belief, whether and the extent to which the governments of these countries, or entities controlled by them, receive financing or otherwise act as intermediaries in connection with your sales and contacts.

3. You state that the contacts that were the subject of the OFAC and
BIS inquiries were the same as the Iranian contacts described in your letter. Please summarize the nature and status of the OFAC and BIS inquiries.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.


								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance


Sheldon R. Erikson
Cameron International Corporation
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